IM Cannabis Bolsters Supply of Medical Cannabis in Israel under IMC Brand due to Definitive Supply Agreement between Focus and Intelicanna

   Intelicanna,  an Israeli cannabis company traded on the Tel Aviv Stock Exchange under the ticker symbol "INTL", to supply a minimum of 500kg and up to 1,000kg of medical cannabis to Focus Medical using Focus Medical's proprietary genetics

   All medical cannabis sold according to this agreement will be under the IMC brand

Toronto and Glil Yam, Israel, March 23, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to announce that Focus Medical Herbs Ltd. ("Focus Medical"), a licensed medical cannabis producer in Israel, has signed a 12-month definitive supply agreement (the "Supply Agreement") with Intelicanna Ltd. ("Intelicanna")(TASE:INTL) for a minimum of 500kg and up to 1,000kg of medical cannabis. Additional purchases may be made by Focus Medical under this agreement without a change to the contracted price paid to Intelicanna. The final products will be sold to pharmacies in Israel under the IMC brand.

Focus Medical is one of eight original licensed producers in Israel with over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. IMC's strategy in Israel is to pursue additional supply agreements of this nature in order to continue increasing market share of the IMC brand.

"The demand for medical cannabis in Israel is rising quickly and securing additional supply with a premium cultivator is an excellent long-term development for the IMC brand. This agreement also represents strong third-party validation of Focus Medical's intellectual property in plant genetics which are unique and favored by many Israeli consumers," says Oren Shuster, Chief Executive Officer of IMC. "IMC will continue to pursue similar arrangements with other medical cannabis suppliers as pharmacies in Israel demand more and more quality products for their patients over the long-term."

Details of the Supply Agreement

The Supply Agreement between Focus Medical and Intelicanna is for a term of 12 months from the date of the first planting in Intelicanna's facility. The Supply Agreement is contingent on Intelicanna receiving IMC-GAP approval by June 15, 2020.

Intelicanna will obtain access to Focus Medical's unique and proprietary genetics for the purpose of delivering product under the Supply Agreement but the genetics will remain the exclusive property of Focus Medical. Intelicanna may not sell, transfer or perform research with the genetics it accesses through this Supply Agreement without consent from Focus Medical. Under the Supply Agreement, Intelicanna is responsible for all production activities but Focus Medical will have access to Intelicanna's growing facility to monitor the entire growing process.

Focus Medical will make a deposit against future deliveries of 427,500 NIS (approximately CDN$170 ,000 (  within a month from the execution date of the Supply Agreement. The balance of payments for future deliveries will be made by Focus Medical within 30 days from delivery by Intelicanna.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC is establishing a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About Intelicanna Ltd.

Intelicanna is an Israeli-based international medical cannabis company publicly trading on the Tel Aviv Stock Exchange. From plant genetics and agricultural technologies to downstream processing and product development, Intelicanna will leverage the wide spectrum of proven Israeli know-how to revolutionize the process of medical cannabis cultivation and processing. Capitalizing on our specialists' vast experience and deep understanding of the medical cannabis market, Intelicanna's 'R&D to commercialization' strategy aims to create a global portfolio of high quality products and technologies that will help optimize the process of cultivating and processing cannabis within the industry. In Israel, Intelicanna will cultivate consistent, high quality medical cannabis for the local market in a state of the art, snow-white medifarm facility that will incorporate various agricultural and automation technologies that enhance the quality of our cannabis.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include statements relating to Intelicanna's ability to deliver medical cannabis according to the Supply Agreement, IMC's ability to secure additional supply agreements and demand for medical cannabis in Israel. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; disease outbreaks; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca